SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2011

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from     ____________________ to _______________________________

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, Virginia 22042

Computer Sciences Corporation Matched Asset Plan
TABLE OF CONTENTS                                     Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED December 31, 2011:
Statements of Net Assets Available for Benefits                         3
Statement of Changes in Net Assets Available for Benefits                     4
Notes to Financial Statements                                     5 - 19 SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011:
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year)         S-1
Exhibit 23 -- Consent of Independent Registered Public Accounting Firm             E-1

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Computer Sciences Corporation Matched Asset Plan
Falls Church, Virginia

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
June 27, 2012

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Total participant-directed investments - at fair value	$2,999,299,291	$3,176,944,977

Receivables:
Notes receivable from participants	47,025,013	46,681,313
Accrued investment income	3,968,897	3,472,300
Unsettled trade receivables	52,151,787	14,636,675
Other	341,127	708,600
Total receivables	103,486,824	65,498,888
Total assets	3,102,786,115	3,242,443,865

LIABILITIES:
Accrued expenses	1,313,215	1,208,805
Unsettled trade payables	88,491,139	60,763,992
Other	—	2,139
Total liabilities	89,804,354	61,974,936

NET ASSETS AVAILABLE FOR BENEFITS - at fair value	3,012,981,761	3,180,468,929

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(282,671)	(346,168)

NET ASSETS AVAILABLE FOR BENEFITS	$3,012,699,090	$3,180,122,761

See notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2011

2011
INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments	$(213,908,899)
Dividends	15,118,049
Interest	8,194,803

Net investment loss	(190,596,047)

ADDITIONS:
Participant contributions	248,799,280
Employer contributions	71,492,159
Participant rollovers	7,121,353
Interest income on notes receivable from participants	2,136,791

Total additions	329,549,583

DEDUCTIONS:
Distributions to participants	310,743,669
Administrative expenses	3,954,504

Total deductions	314,698,173

DECREASE IN NET ASSETS AVAILABLE FOR
BENEFITS BEFORE PLAN TRANSFERS	(175,744,637)

NET TRANSFERS FROM OTHER PLANS	8,320,966

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,180,122,761

End of year	$3,012,699,090

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

Note 1 -- Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Computer Sciences Corporation, its subsidiaries, and those joint ventures and partnerships, over which Computer Sciences Corporation exercises control, and that participate in the Plan are hereafter collectively referred to as “CSC” or “the Company.”
The Plan is a defined contribution plan adopted by the action of the Board of Directors of CSC taken on November 3, 1986, and constituted an amendment and restatement of the Employee Stock Purchase Plan (“the Prior Plan”).
The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code, as amended (the "Code"), Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective October 18, 2011, the Company revised the governance structure of its broad-based employee benefits plans by dissolving the CSC Retirement and Employee Benefits Plans Committee. Effective on this same date, the Company established the CSC Employee Benefits Fiduciary Committee (the "Committee"), which consists of five members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the plans. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan. Effective June 4, 2011, the Plan changed record keepers from ING to Aon Hewitt.
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Interest in the CSC Sponsored Trust - The Plan's investments are in a trust sponsored by the Company ("CSC Trust"). Currently, certain participating plans are not part of the same control group as the Company, accordingly, the CSC Trust is not considered a master trust. The assets of the CSC Trust are held by The Bank of New York Mellon (the “Trustee”). At December 31, 2011 and 2010, the Plan's interest in the assets of the CSC Trust was approximately 56.7% and 58.0%, respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CSC Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. The Plan has a divided interest in the CSC Trust.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a participating employer, and who receives a stated compensation in respect of employment on the United States of America (U.S.) payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.
Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions. Effective October 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the statutory limit. The catch-up provision provided these participants the opportunity to contribute up to an additional $5,500, on a pre-tax basis in 2011.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for 17 groups of employees for whom, under the terms of their contract agreements, the Company will contribute amounts based on the following rates:
Group 1 - 100% of the first 5% of the participant's compensation deferral;
Group 2 - 50% of the first 3% of the participant's compensation deferral;
Group 3 - 75% of the first 4% of the participant's compensation deferral;
Group 4 - $1 for every $1 contributed up to 10%;
Group 5 - 60% of the first 4% of the participant's compensation deferral and 40% of the next 4% up to 8%;
Group 6 - discretionary employer contribution of $67.20 biweekly;
Group 7 - discretionary employer contribution of 4%;
Group 8 - discretionary employer contribution of 6.1%;
Group 9 - discretionary employer contribution of 5%;
Group 10 - 50% of the first 2% of the participant's compensation deferral and discretionary employer contribution of 3%;
Group 11 - 66 2/3 cents for each $1 up to the first 6% of the participant's compensation deferral;
Group 12 - 100% of the first 8% of the participant's compensation deferral;
Group 13 - no match, no discretionary employer contribution;
Group 14 - discretionary employer contribution of $83.20 biweekly;
Group 15 - discretionary employer contribution of $51.20 weekly;

Group 16 - discretionary employer contribution of $90.40 biweekly; and
Group 17 - discretionary employer contribution of $102.40 weekly.
Participants should refer to the Plan document for more information about the aforementioned groups.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan. The Plan currently offers the following 20 investment options: Money Market Fund, Short Duration Bond Fund, Core Bond Fund, Government TIPS Bond Fund, Active Allocation Fund, S&P 500 Index Fund, Active U.S. Equity Fund, U.S. Equity Completion Fund, International Equity Fund, CSC Stock Fund, Target Series Retirement Fund, Target Series Retirement 2010 Fund, Target Series Retirement 2015 Fund, Target Series Retirement 2020 Fund, Target Series Retirement 2025 Fund, Target Series Retirement 2030 Fund, Target Series Retirement 2035 Fund, Target Series Retirement 2040 Fund, Target Series Retirement 2045 Fund, and Target Series Retirement 2050 Fund. The T. Rowe Price Stable Value Fund is frozen to new participants and to new contributions. These investment options are made up of various investments as determined by the investment manager.
The investment return, gains and losses, in the respective funds fluctuate on a daily basis within a participant's account due to changes in the net asset values (NAVs).
Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in his or her contributions plus actual earnings thereon.
With the exception of a few selected groups of participants, vesting in his or her Matching Contributions Account is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability, or death while performing qualified military service.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service or upon withdrawal from the Plan. Such forfeitures during 2011 amounted to $5,529,218. Forfeitures may be applied to reduce future matching contributions by the Company. The Plan had a forfeiture balance of $608,506 at December 31, 2011 and $591,107 at December 31, 2010. During the year ended December 31, 2011, employer contributions were reduced by $5,511,819.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant.
Administrative Expenses - Administrative expenses are paid by the Plan as provided in the plan document.

Effective June 30, 2011, a $3.20 monthly administration fee is applied to accounts of terminated participants.

Note 2 -- Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including a money market fund, short-term investment fund, fixed income securities, commingled funds, a stable value fund, Company stock, and certain derivative instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
The Plan also invests in securities of international companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 5). Investments in a money market fund and short-term investment fund are stated at amortized cost which approximates fair value. Fixed income securities including U.S. government, corporate, mortgage backed, asset backed and other fixed income securities are generally valued using model-based pricing methods that use observable market data as inputs. Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year. Derivatives are stated at fair value (see Note 10).
The Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the "Fund"), which is frozen and not available to new contributions. The Fund is stated at the fair value of the underlying investments and then adjusted to contract value for the purposes of the statements of net assets available for benefits. Contract value represents contributions made to the Fund plus earnings, less participant withdrawals. Fair value of the Fund is generally determined by discounting the scheduled future payments required under the contract using an interpolated market discount rate for contracts with maturities comparable to the average remaining life of the contract being valued. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund's constant NAV of $1 per unit. The Fund invests principally in Guaranteed Investment Contracts (GICs) issued by insurance companies, Bank Investment Contracts (BICs) issued by banks, Synthetic Investment Contracts (SICs) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant NAV.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits - Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $4,825,661 and $7,230,775 at December 31, 2011 and 2010, respectively.
New Accounting Standards Adopted
ASU No. 2010-06, Fair Value Measurements and Disclosures - In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan's financial statements.
New Accounting Standards Not Yet Effective
ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs - In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact of the disclosures in the financial statements.
Note 3 -- Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.
The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code and the Plan continues to be tax-exempt. As such, no provision for income taxes has been included in the Plan's financial statements.
The Plan is subject to routine audits by taxing jurisdictions.
Note 4 -- Investment Funds

Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay date once per calendar month. In addition, a participant may elect to redesignate once per month any amounts in his or her account as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.
The following table represents the Plan's investments that exceeded 5% of the Plan's net assets available for benefits, as of December 31, 2011 and 2010:

Description of Issue	2011	2010

SSgA Money Market Fund	$301,609,276	$285,131,985
Commingled Funds:
Mellon Bank Daily Liquidity Stock Index Fund (1)	389,460,513	390,977,604
Mellon Bank EB Daily Market Completion Fund (1)	263,641,483	291,783,603
Frank Russell Equity #1 Fund	174,639,971	185,660,778
CSC common stock (1)	239,403,962	452,312,965
Balanced Commingled Funds:
SSgA Target Retirement 2020	169,602,289	*
SSgA Target Retirement 2025	156,585,762	*

(1) Represents a party-in-interest to the Plan.
(*) Fund did not exceed 5% of the Plan's net assets available for benefits in prior year.

The Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value during the year ended December 31, 2011 as follows:

2011

Interest in commingled funds	$52,972,490
CSC common stock	(242,551,115)
International equities	(30,977,606)
Bonds and debentures	6,675,295
Other	(27,963)

Net depreciation in fair value of investments	$(213,908,899)

Note 5 -- Fair Value Measurements

In accordance with ASC 820, the Plan classifies investments into three levels based on valuation inputs used to determine fair value. Level 1 refers to securities valued using quoted prices from active markets for identical assets; Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available, or securities for which model-derived valuations have inputs that are observable or have significant value drivers that are observable; and Level 3 refers to securities valued based on significant unobservable inputs. Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques - Cash equivalents are primarily a money market fund and a short-term investment fund that are categorized as Level 2 and are stated at amortized cost which approximates fair value.
Fixed income securities are categorized as Level 2. These investments are generally valued using model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.
The following table provides examples of inputs that are commonly relevant for valuing particular classes of fixed-income securities in which the Plan invests. However, these classifications are not exclusive, and any of the inputs may be used to value any other class of fixed-income security.

Fixed-income class	Examples of standard inputs

All
Trade execution data, live trading levels, cash flows, bids, offers, quotes, spreads, indices, Treasury curves, observed market movements, volatility, specific terms and conditions (collectively referred to as “standard inputs”)

Corporate bonds	Standard inputs and events affecting market sectors and individual issuer credit worthiness

U.S. Treasuries, U.S. government agencies, state and local obligations, non-US government securities	Standard inputs and Treasury curves and spreads

Mortgage backed securities, asset backed securities	Prepayment speeds, actual pool, and collateral information

U.S. and global equity securities are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price.
Derivative instruments are generally valued using model based pricing methods with observable inputs, and are categorized as Level 2. Inputs may include, for example, notional amounts, currency, maturity date, and payment frequency. See Note 10.
The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2011 and December 31, 2010 are as follows:

	Investment Assets at Fair Value as of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value
Equity:
International	$70,954,560	$93,457,593	$—	$164,412,153
CSC common stock	239,403,962	—	—	239,403,962
Domestic equity commingled funds	—	940,386,862	—	940,386,862

Fixed Income:
U.S. Treasuries	—	104,757,145	—	104,757,145
U.S. government agencies	—	6,839,471	—	6,839,471
State and local obligations	—	1,773,819	—	1,773,819
Non U.S. government	—	2,439,122	—	2,439,122
Mortgage backed securities	—	71,132,570	—	71,132,570
Asset backed securities	—	45,411,732	—	45,411,732
Corporate	—	78,857,947	—	78,857,947
Fixed income commingled fund	—	138,451,875	—	138,451,875
Stable value fund	—	8,105,328	—	8,105,328
Balanced commingled funds	—	845,337,697	—	845,337,697

Derivatives	—	(609,041)	—	(609,041)

Cash & cash equivalents	655	352,597,994	—	352,598,649

Total	$310,359,177	$2,688,940,114	$—	$2,999,299,291

	Investment Assets at Fair Value as of December 31, 2010
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value
Equity:
International	$84,357,836	$119,865,313	$—	$204,223,149
CSC common stock	452,312,965	—	—	452,312,965
Domestic equity commingled funds	—	1,075,861,117	—	1,075,861,117

Fixed Income:
U.S. Treasuries	—	79,632,319	—	79,632,319
U.S. government agencies	—	5,630,574	—	5,630,574
State and local obligations	—	5,900,340	—	5,900,340
Non U.S. government	—	1,313,165	—	1,313,165
Mortgage backed securities	—	68,192,184	—	68,192,184
Asset backed securities	—	74,745,039	—	74,745,039
Corporate	—	85,762,342	—	85,762,342
Fixed income commingled fund	—	101,954,077	—	101,954,077
Stable value fund	—	9,577,408	—	9,577,408
Balanced commingled funds	—	687,928,485	—	687,928,485
Other fixed income securities	—	253,901	—	253,901

Derivatives	—	(1,001,975)	—	(1,001,975)

Cash & cash equivalents	677	324,659,210	—	324,659,887

Total	$536,671,478	$2,640,273,499	$—	$3,176,944,977
Commingled Funds - The commingled funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants. The investment strategy for each commingled fund category as presented above is as follows:

•	Domestic equity commingled funds

The Mellon Daily Liquidity Stock Index Fund holds each stock in the S&P 500 Index. Each stock in the Fund is held near its S&P 500 Index proportion weights. The Index is structured to approximate the general distribution of the industries in the U.S. economy.

The State Street Global Advisor (“SSgA”) Index Plus Secs Lending Fund seeks characteristics similar to those of the underlying benchmark using stocks that are highly ranked by multifactor and industry selection models. Because the portfolio seeks to remain well diversified across all industries, the portfolio characteristics are similar to those of the S&P 500 Index. Effective March 28, 2011, this fund was liquidated.
In the Frank Russell Equity #1 Fund, to moderate volatility, the fund manager manages the Fund using a multi-style, multimanager structure, using three primary styles of equity investment management: value, growth and market-oriented managers.

The Mellon EB Daily Market Completion Fund seeks to match the performance of the Dow Jones 4500

Completion Index, which is made up of the universe of mid- and small-size companies. The Fund samples from the smaller company stocks and optimizes the investment universe to reflect the characteristics of the entire Index.

•	Fixed income commingled fund

The SSgA Government TIPS Bond Fund seeks to match the return of the Barclays Capital Inflation Notes Index by investing in a portfolio of U.S. Treasury inflation protected securities. The manager seeks to remain duration neutral to the Index at all times and seeks to match overall sector and security weightings to the Index. The strategy is one of full replication, owning a market-value weight of each security in the benchmark.

•	Stable value fund

The T. Rowe Price Frozen Stable Value Fund invests primarily in a portfolio of GICs, BICs, and SICs, including underlying fixed income securities supporting SICs. Contracts are issued by U.S. insurance companies, U.S. banks, and U.S. branches of foreign insurance companies and foreign banks.

•	Balanced commingled funds

The SSgA Target Series of Investment Funds (Retirement and the Target Series Retirement Funds, 2010 through 2050) start out with a stock and bond mix based on a pre-determined asset allocation schedule. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

In the Mellon EB Daily Liquidity Enhanced Active Allocation Fund, the investment manager decides how much to invest in the various markets or asset classes (stocks, bonds and cash equivalents) based on their assessment of the relative valuations of the asset classes using an asset allocation model. The decision is made relative to the Fund's benchmark.

Note 6 -- Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.
Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund elections. Principal and interest are paid rateably through payroll deductions.
Note 7 -- Investments in CSC Trust

The following table presents investments in the CSC Trust at fair value, at December 31, 2011 and 2010.

	2011	2010

Investments — at fair value
Cash	$128,589	$250,732
Short-term investment funds	86,378,664	68,649,094
Money market funds	301,725,041	285,131,985
Bonds and debentures	601,236,251	657,065,070
CSC common stock	239,403,962	452,312,965
Common stock	53,546,442	52,988,370
International equities	199,294,806	244,056,362
Investment in registered investment company	79,499,040	92,602,665

	1,561,212,795	1,853,057,243

Investment — at estimated fair value:
Interest in commingled funds	3,725,217,490	3,626,208,921
Derivatives	(560,811)	(1,001,975)

	3,724,656,679	3,625,206,946
Total CSC trust — at fair value	5,285,869,474	5,478,264,189

Adjustment from fair value to contract value for
fully benefit-responsive stable value fund	(282,671)	(346,168)

Total CSC trust, Net	$5,285,586,803	$5,477,918,021

Plan’s Interest in CSC Trust — at fair value	$2,999,299,291	$3,176,944,977

Adjustment from fair value to contract value for
fully benefit-responsive stable value fund	(282,671)	(346,168)

Plan's Interest in CSC Trust, Net	$2,999,016,620	$3,176,598,809

The investment income of the CSC Trust for the year ended December 31, 2011 is summarized as follows:

2011

Appreciation (depreciation):
Bonds and debentures	$19,996,131
CSC common stock	(242,551,115)
International equities	(38,316,184)
Registered investment company	(10,750,485)
Interest in commingled funds	87,550,727
Other	(27,963)

Net depreciation in fair value of investments	(184,098,889)

Dividends	18,162,965
Interest	17,546,915

CSC Trust investment loss	$(148,389,009)

Plan’s interest in the CSC Trust investment loss	$(190,596,047)

Note 8 -- Exempt Party-in-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The trustee fees associated with the short-term investment fund managed by the trustee were paid by the Company and amounted to $1,500 for the year ended December 31, 2011. During the year ended December 31, 2011, the Plan expensed $608,024 to The Bank of New York Mellon's Mellon Capital Management for fund manager fees.
At December 31, 2011 and 2010, the Plan held 10,101,433 and 9,119,213 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $509,322,417 and $480,876,298, respectively. The Plan received $7,551,028 in dividends from the Computer Sciences Corporation common stock for the year ended December 31, 2011.

Note 9 -- Mergers and Spin-Off

On February 26, 2011, The Image Solutions, Inc. Thrift Savings Plan was merged into the Plan and on April 2, 2011, Centauri Solutions, LLC 401(k) was merged into the Plan. The participants' investment account balances of both plans were transferred into the Plan. As a result of the mergers, $8,320,966 in assets were transferred into the Plan during the year ended December 31, 2011. Plan's management believes that these mergers are tax exempt transactions under the applicable provisions of the Code, and therefore not subject to federal income tax.

Note 10 -- Derivative Financial Instruments

In the Plan's investment funds, one fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy. This strategy includes the use of futures, swaps, and options as substitutes for and in conjunction with certain types of fixed income securities. Currency contracts are primarily used to diminish foreign exchange risk for investments held in currencies other than the U.S.

dollar. Equity and commodity contracts are used to cost effectively meet investment target allocations. Exchange listed futures are priced using vendor services. Over-the-counter derivatives are priced using broker quotes.
Futures Contracts - The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan's fixed income investments and to achieve overall investment portfolio objectives. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.
During 2011 and 2010, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury securities. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the fair value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.
At December 31, 2011, the Plan had futures contracts to buy and sell U.S. Treasury Notes and Bond contracts with notional amounts of $46,268,680 and $12,072,211, respectively. At December 31, 2010, the Plan had futures contracts to buy and sell U.S. Treasury Notes and Bond contracts with notional amounts of $72,000,000 and $13,600,000, respectively; and to buy and sell Eurodollar contracts with notional amounts of $50,000,000 and $73,000,000, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.
The fair value of futures contracts in the statement of net assets available for benefits is $57,575 at December 31, 2011 as futures are priced nightly with an offset to cash at the broker. The fair value of futures contracts was zero at December 31, 2010, as settlements were made by cash daily. Realized gains or losses are accounted for as net appreciation (depreciation) in fair value of investments.
Interest Rate Swaps - An interest rate swap is an agreement between two parties (known as counterparties) where one stream of future interest payments is exchanged for another based on a specified principal amount. Interest rate swaps often exchange a fixed payment for a floating payment that is linked to an interest rate (most often the LIBOR). The Plan will typically use interest rate swaps to limit, or manage, its exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than it would have been able to get without the swap. Counterparties must be rated BBB or better by a nationally recognized rating agency. The Plan had entered into 17 interest rate swap contracts as of December 31, 2011, with a total fair value of $(600,903) and a notional value of $52,000,000. The Plan had entered into 13 interest rate swap contracts as of December 31, 2010, with a total fair value of $(1,002,699) and a notional value of $38,790,000.
Credit Default Swaps - A credit default swap is designed to transfer the credit exposure of fixed income products between parties. The buyer of a credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the product. By doing this, the risk of default is transferred from the holder of the fixed income security to the seller of the swap. The Plan had entered into 2 credit default swaps, as the buyer, with a fair value of $(65,713) and notional amount of $2,450,000 as of December 31, 2011. The Plan had entered into one credit default swap, as the buyer, with a fair value of $724 and notional amount of $1,050,000 as of December 31, 2010.
At December 31, 2011, the fair value of derivatives was $(609,041). At December 31, 2010, the fair value of derivatives was $(1,001,975).
The fair values of derivative instruments in the statement of net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	As of December 31, 2011
	Asset Derivatives		Liability Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate swaps	Investments at fair value	$164,590	Investments at fair value	$(765,493)
Futures	Investments at fair value	162,151	Investments at fair value	(104,576)
Credit default swaps	Investments at fair value	—	Investments at fair value	(65,713)

Total derivatives		$326,741		$(935,782)

	As of December 31, 2010
	Asset Derivatives		Liability Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate swaps	Investments at fair value	$89,169	Investments at fair value	$(1,091,868)
Credit default swaps	Investments at fair value	724

Total derivatives		$89,893		$(1,091,868)

The effect of derivative instruments on the statement of changes in net assets available for benefits is as follows:

	For the Year Ended December 31, 2011
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Location of Gain or (Loss) in the Statement of Changes in Net Assets Available for Benefits	Amount of Gain (Loss) Recognized in Income on Derivatives
Interest rate swaps	Net depreciation in fair value of investments	$(1,927,634)
Futures contracts	Net appreciation in fair value of investments	1,155,259
Credit default swap	Net depreciation in fair value of investments	(14,725)
Net derivative loss		$(787,100)

Note 11 -- Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, at December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$3,012,699,090	$3,180,122,761
Amounts allocated to withdrawing participants	(4,825,661)	(7,230,775)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	282,671	346,168
Net assets available for benefits per Form 5500	$3,008,156,100	$3,173,238,154

The following is a reconciliation of the net decrease in assets before transfers per the financial statements to the Form 5500 for the year ended December 31, 2011:

2011

Net decrease in net assets before transfers per the financial statements	$(175,744,637)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, current year	282,671
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, prior year	(346,168)
Distributions allocated to withdrawing participants at end of year	(4,825,661)
Distributions allocated to withdrawing participants at start of year	7,230,775
Net decrease in net assets before transfers per Form 5500	$(173,403,020)

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2011:

2011

Distributions to participants per the financial statements	$310,743,669
Amounts allocated to withdrawing participants at end of year	4,825,661
Amounts allocated to withdrawing participants at start of year	(7,230,775)
Distributions to participants per the Form 5500	$308,338,555

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	US Dollar	Cash & cash equivalents		655
			Total Cash & Cash Equivalents	655

	State Street Global Advisor	Money Market Fund		301,609,276
*	The Bank of New York Mellon	Collective Short Term Invest Fd		50,988,718
			Total Short-Term Investments	352,597,994

*	Computer Sciences Corporation	Common Stock (10,101,433 shares)	$509,322,417.00	239,403,962

	Computer Sciences Corporation	Participant loans - Interest rates range from 3.25% to 9.75%; Maturities range from 2008[1] to 2026		47,025,013

	State Street Global Advisor	SSGA TARGET RETIREMENT INCOME		37,032,143
	State Street Global Advisor	SSGA TARGET RETIREMENT 2010 SL		65,353,517
	State Street Global Advisor	SSGA TARGET RETIREMENT 2015 SL		140,958,350
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL		169,602,289
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL		156,585,762
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL		116,531,983
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL		76,257,164
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL		47,738,928
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL		19,390,139
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL		15,887,422
*	Mellon Bank,N.A.	EB DL ENHANCED AA FUND		112,644,895
	Frank Russell	RUSSELL EQUITY I FUND		174,639,971
*	Mellon Bank,N.A.	EB DL SIF UC1		389,460,513
*	Mellon Bank,N.A.	EB DL MRKT COMPLETION FUND		263,641,483

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	State Street Global Advisor	SSGA US TIPS INDEX FUND (CMF8)				138,451,875
	T. Rowe Price	T ROWE PRICE STABLE VALUE				8,105,328
					Total Interest in Commingled Funds	1,932,281,762

	ACHMEA HYPOTHEEKBANK NV	Corporate bonds	3.2%	11/3/2014		332,675
	ALABAMA POWER CO	Corporate bonds	4.85%	12/15/2012		623,750
	AMERICA MOVIL SAB DE CV	Corporate bonds	5.5%	3/1/2014		433,865
	AMERICA MOVIL SAB DE CV	Corporate bonds	2.375%	9/8/2016		373,955
	AMERICAN AIRLINES 2011-2 CL A	Corporate bonds	8.625%	10/15/2021		61,200
	AMERICAN GEN CAP 144A	Corporate bonds	8.13%	3/15/2046		90,500
	AMERICAN TRANSMISSION SYSTEMS	Corporate bonds	5.25%	1/15/2022		338,050
	ANADARKO PETROLEUM CORP	Corporate bonds	5.95%	9/15/2016		918,176
	ANADARKO PETROLEUM CORP	Corporate bonds	7.63%	3/15/2014		111,085
	ANADARKO PETROLEUM CORP	Corporate bonds	5.75%	6/15/2014		80,714
	ANADARKO PETROLEUM CORP	Corporate bonds	6.375%	9/15/2017		436,994
	ANGLOGOLD ASHANTI HOLDINGS PLC	Corporate bonds	5.375%	4/15/2020		99,346
	ASHLAND INC	Corporate bonds	9.13%	6/1/2017		808,375
	AT&T INC	Corporate bonds	2.4%	8/15/2016		433,622

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	AUSTRALIA & NEW ZEALAND BANKIN	Corporate bonds	0.84%	6/18/2012		789,889
	BANK OF AMERICA CORP	Corporate bonds	5.625%	10/14/2016		177,485
	BANK OF AMERICA CORP	Corporate bonds	5.00%	5/13/2021		245,925
	BANK OF AMERICA CORP	Corporate bonds	3.75%	7/12/2016		499,996
*	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	0.67%	3/23/2012		459,812
	BARRICK GOLD CORP	Corporate bonds	1.75%	5/30/2014		671,556
	BARRICK NORTH AMERICA FINANCE	Corporate bonds	4.40%	5/30/2021		275,081
	BERKSHIRE HATHAWAY INC	Corporate bonds	2.2%	8/15/2016		97,790
	BG ENERGY CAPITAL PLC	Corporate bonds	2.50%	12/9/2015		483,245
	BHP BILLITON FIN USA LTD	Corporate bonds	1.125%	11/21/2014		730,711
	BP CAPITAL MARKETS PLC	Corporate bonds	5.25%	11/7/2013		919,187
	BP CAPITAL MARKETS PLC	Corporate bonds	3.13%	3/10/2012		572,615
	BP CAPITAL MARKETS PLC	Corporate bonds	3.13%	10/1/2015		1,204,536
	BROADCOM CORP	Corporate bonds	1.5%	11/1/2013		1,556,654
	CAISSE CENTRALE DESJARDINS DU	Corporate bonds	2.65%	9/16/2015		648,208
	CAMERON INTERNATIONAL CORP	Corporate bonds	7.00%	7/15/2038		218,167
	CAPITAL ONE FINANCIAL CO	Corporate bonds	4.75%	7/15/2021		437,373
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	6.25%	11/15/2013		501,432

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CDP FINANCIAL INC	Corporate bonds	4.40%	11/25/2019		1,383,422
	CITIGROUP FUNDING INC	Corporate bonds	2.25%	12/10/2012		550,028
	CITIGROUP INC	Corporate bonds	5.5%	4/11/2013		632,972
	CITIGROUP INC	Corporate bonds	6.375%	8/12/2014		178,419
	CITIGROUP INC	Corporate bonds	4.75%	5/19/2015		253,190
	COCA-COLA ENTERPRISES	Corporate bonds	2%	8/19/2016		820,004
	COLUMBUS SOUTHERN POWER CO	Corporate bonds	6.05%	5/1/2018		205,831
	COMCAST CORP	Corporate bonds	7.05%	3/15/2033		44,234
	COMCAST CORP	Corporate bonds	5.90%	3/15/2016		114,459
	COMCAST CORP	Corporate bonds	6.95%	8/15/2037		159,039
	COMCAST CORP	Corporate bonds	6.40%	3/1/2040		124,306
	CONSOLIDATED NATURAL GAS CO	Corporate bonds	5.00%	3/1/2014		26,872
	CONSTELLATION ENERGY GROUP INC	Corporate bonds	7.6%	4/1/2032		161,078
	CONSTELLATION ENERGY GROUP INC	Corporate bonds	5.15%	12/1/2020		190,721
	COOPERATIEVE CENTRALE RAIFFEIS	Corporate bonds	2.65%	8/17/2012		1,387,838
	CORP NACIONAL DEL COBRE DE CHI	Corporate bonds	3.75%	11/4/2020		157,410
	CORPORACION NACIONAL 144A	Corporate bonds	5.5%	10/15/2013		760,855
	CORPORACION NACIONAL 144A	Corporate bonds	4.75%	10/15/2014		664,985

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	COVENTRY HEALTH CARE INC	Corporate bonds	5.45%	6/15/2021		277,803
	COX COMMUNICATIONS INC	Corporate bonds	8.38%	3/1/2039		267,792
	CREDIT SUISSE AG	Corporate bonds	5.4%	1/14/2020		353,687
	CREDIT SUISSE AG/GUERNSEY	Corporate bonds	5.86%	5/29/2049		243,750
	CREDIT SUISSE/NEW YORK NY	Corporate bonds	5%	5/15/2013		435,968
	CREDIT SUISSE/NEW YORK NY	Corporate bonds	5%	5/15/2013		461,613
	CROWN CASTLE TOWERS LLC	Corporate bonds	4.523%	1/15/2015		641,409
	CROWN CASTLE TOWERS LLC	Corporate bonds	6.113%	1/15/2020		684,070
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	5.875%	10/1/2019		146,331
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	3.5%	3/1/2016		206,185
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	3.7%	6/1/2015		489,060
	DNB NOR BOLIGKREDITT	Corporate bonds	2.9%	3/29/2016		838,692
	DOMINION RESOURCES INC/VA	Corporate bonds	5.95%	6/15/2035		208,278
	DOMINION RESOURCES INC/VA	Corporate bonds	4.9%	8/1/2041		134,975
	DOW CHEMICAL CO/THE	Corporate bonds	4.13%	11/15/2021		364,131
	DUKE ENERGY OHIO INC	Corporate bonds	5.7%	9/15/2012		723,535
	EKSPORTFINANS ASA	Corporate bonds	1.88%	4/2/2013		650,558
	EKSPORTFINANS ASA	Corporate bonds	5.00%	2/14/2012		546,991

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	EKSPORTFINANS ASA	Corporate bonds	5.5%	6/26/2017		386,700
	EL PASO PIPELINE PARTNERS OPER	Corporate bonds	6.5%	4/1/2020		95,885
	EL PASO PIPELINE PARTNERS OPER	Corporate bonds	4.10%	11/15/2015		588,644
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	6.5%	1/31/2019		87,336
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	5.25%	1/31/2020		331,238
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	6.65%	4/15/2018		147,614
	ERP OPERATING LP	Corporate bonds	4.625%	12/15/2021		147,864
	FIH ERHVERVSBANK A/S	Corporate bonds	1.75%	12/6/2012		851,224
	FLORIDA POWER & LIGHT CO	Corporate bonds	4.95%	6/1/2035		57,473
	FLORIDA POWER & LIGHT CO	Corporate bonds	5.95%	2/1/2038		262,233
	FLORIDA POWER CORP	Corporate bonds	6.40%	6/15/2038		135,640
	FREEPORT-MCMORAN COPPER & GOLD	Corporate bonds	8.375%	4/1/2017		53,125
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	2.10%	1/7/2014		537,934
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	2.63%	12/28/2012		716,755
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	2.00%	9/28/2012		1,074,421
	GENERAL ELECTRIC CAPITAL CORP	Corporate bonds	6.15%	8/7/2037		87,511
	GEORGIA POWER CO	Corporate bonds	3%	4/15/2016		519,561
	GEORGIA-PACIFIC LLC	Corporate bonds	8.25%	5/1/2016		388,836

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GLENCORE FUNDING LLC	Corporate bonds	6%	4/15/2014		263,394
	GOLDMAN SACHS GROUP INC	Corporate bonds	5.25%	7/27/2021		229,252
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.25%	10/15/2013		438,744
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	6.15%	4/1/2018		438,638
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.625%	2/7/2016		724,667
	GTE CORP	Corporate bonds	6.94%	4/15/2028		31,438
	HP ENTERPRISE SERVICES LLC	Corporate bonds	6.00%	8/1/2013		487,634
	HSBC BANK PLC	Corporate bonds	3.10%	5/24/2016		450,027
	HSBC HOLDINGS PLC	Corporate bonds	6.10%	1/14/2042		158,685
	INTERNATIONAL PAPER CO	Corporate bonds	7.95%	6/15/2018		365,169
	INTERNATIONAL PAPER CO	Corporate bonds	9.38%	5/15/2019		12,995
	INTERPUBLIC GROUP OF COS INC/T	Corporate bonds	6.25%	11/15/2014		209,313
	INTERPUBLIC GROUP OF COS INC/T	Corporate bonds	10.00%	7/15/2017		674,075
	INTL PAPER CO	Corporate bonds	4.75%	2/15/2022		26,574
	INTL PAPER CO	Corporate bonds	6.00%	11/15/2041		54,281
	JABIL CIRCUIT INC	Corporate bonds	8.25%	3/15/2018		115,250
	JABIL CIRCUIT INC	Corporate bonds	5.625%	12/15/2020		147,537
	JPMORGAN CHASE & CO	Corporate bonds	3.45%	3/1/2016		294,626

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	JPMORGAN CHASE & CO	Corporate bonds	3.15%	7/5/2016		355,657
	JPMORGAN CHASE & CO	Corporate bonds	2.2%	6/15/2012		666,249
	JPMORGAN CHASE & CO	Corporate bonds	3.15%	7/5/2016		306,427
	JPMORGAN CHASE & CO	Corporate bonds	4.35%	8/15/2021		540,300
	JPMORGAN CHASE BANK NA	Corporate bonds	6%	7/5/2017		321,901
	KRAFT FOODS INC	Corporate bonds	6.5%	11/1/2031		74,592
	KRAFT FOODS INC	Corporate bonds	6.5%	8/11/2017		524,599
	KRAFT FOODS INC	Corporate bonds	6.13%	2/1/2018		51,575
	KRAFT FOODS INC	Corporate bonds	5.375%	2/10/2020		144,231
	KRAFT FOODS INC	Corporate bonds	4.125%	2/9/2016		389,776
	LEASEPLAN CORP NV	Corporate bonds	3%	5/7/2012		503,819
	LEHMAN BROTHERS HOLDINGS INC	Corporate bonds	6.75%	12/28/2017		37
	LIFE TECHNOLOGIES CORP	Corporate bonds	6%	3/1/2020		58,128
	LIFE TECHNOLOGIES CORP	Corporate bonds	5.00%	1/15/2021		115,099
	LINCOLN NATIONAL CORP	Corporate bonds	6.05%	4/20/2067		83,250
	LOWE'S COMPANIES INC	Corporate bonds	5.125%	11/15/2041		241,544
	MACY'S RETAIL HOLDINGS INC	Corporate bonds	7.45%	7/15/2017		207,831
	MACY'S RETAIL HOLDINGS INC	Corporate bonds	5.875%	1/15/2013		30,886

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MACY'S RETAIL HOLDINGS INC	Corporate bonds	5.75%	7/15/2014		543,554
	MANULIFE FINANCIAL CORP	Corporate bonds	3.4%	9/17/2015		553,067
	MARATHON PETROLEUM CORP	Corporate bonds	6.50%	3/1/2041		157,518
	METLIFE INC	Corporate bonds	6.75%	6/1/2016		288,010
	METROPOLITAN LIFE GLOBAL FUNDI	Corporate bonds	5.125%	4/10/2013		402,184
	METROPOLITAN LIFE GLOBAL FUNDI	Corporate bonds	2.5%	1/11/2013		885,601
	METROPOLITAN LIFE GLOBAL FUNDI	Corporate bonds	5.125%	6/10/2014		242,264
	METROPOLITAN LIFE GLOBAL FUNDI	Corporate bonds	2.50%	1/11/2013		516,179
	METROPOLITAN LIFE GLOBAL FUNDI	Corporate bonds	2.00%	1/10/2014		925,430
	MIDAMERICAN ENERGY HOLDINGS CO	Corporate bonds	5.95%	5/15/2037		206,798
	MIDAMERICAN ENERGY HOLDINGS CO	Corporate bonds	6.5%	9/15/2037		94,172
	MONSANTO CO	Corporate bonds	2.75%	4/15/2016		320,124
	MORGAN STANLEY	Corporate bonds	2.25%	3/13/2012		1,009,339
	MORGAN STANLEY	Corporate bonds	6.60%	4/1/2012		120,998
	MORGAN STANLEY	Corporate bonds	4.2%	11/20/2014		607,598
	MORGAN STANLEY	Corporate bonds	2.02%	1/24/2014		455,614
	NEWS AMERICA INC	Corporate bonds	7.75%	1/20/2024		49,438
	NEWS AMERICA INC	Corporate bonds	8.5%	2/23/2025		61,384

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	NEXEN INC	Corporate bonds	5.875%	3/10/2035		143,883
	NEXEN INC	Corporate bonds	6.4%	5/15/2037		88,978
	NEXEN INC	Corporate bonds	7.5%	7/30/2039		281,716
	NIAGARA MOHAWK POWER CORP	Corporate bonds	3.553%	10/1/2014		288,876
	NORDEA BK SWEDEN AB NT 144A	Corporate bonds	5.25%	11/30/2012		842,531
	NORDEA EIENDOMSKREDITT A	Corporate bonds	2.13%	9/22/2017		1,057,126
	PACIFIC LIFE GLOBAL FDG 144A	Corporate bonds	5.15%	4/15/2013		616,267
	PETROBRAS INTERNATIONAL FINANC	Corporate bonds	5.88%	3/1/2018		32,831
	PETROBRAS INTERNATIONAL FINANC	Corporate bonds	5.75%	1/20/2020		722,331
	PETROBRAS INTERNATIONAL FINANC	Corporate bonds	3.875%	1/27/2016		705,694
	PETROHAWK ENERGY CORP	Corporate bonds	7.88%	6/1/2015		711,420
	PETROHAWK ENERGY CORP	Corporate bonds	10.50%	8/1/2014		606,312
	PETROHAWK ENERGY CORP	Corporate bonds	7.25%	8/15/2018		140,625
	PETROLEOS MEXICANOS BD	Corporate bonds	6.5%	6/2/2041		174,375
	PHILIP MORRIS INTERNATIONAL IN	Corporate bonds	2.5%	5/16/2016		200,603
	PRICOLA GLOBAL MTN #TR00017	Corporate bonds	4.63%	6/25/2012		406,370
	PRIDE INTERNATIONAL INC	Corporate bonds	6.875%	8/15/2020		205,175
	PROGRESS ENERGY INC	Corporate bonds	7.00%	10/30/2031		166,204

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	PRUDENTIAL FINANCIAL INC	Corporate bonds	2.75%	1/14/2013		418,576
	PRUDENTIAL FINANCIAL INC	Corporate bonds	6.2%	11/15/2040		78,480
	PUB SVC ELEC & GAS	Corporate bonds	0.85%	8/15/2014		324,899
	QWEST COMMUNICATIONS INTERNATI	Corporate bonds	8%	10/1/2015		164,071
	QWEST COMMUNICATIONS INTERNATI	Corporate bonds	7.125%	4/1/2018		504,400
	QWEST CORP	Corporate bonds	7.5%	10/1/2014		81,505
	QWEST CORP	Corporate bonds	7.63%	6/15/2015		47,649
	QWEST CORP	Corporate bonds	6.5%	6/1/2017		179,170
	QWEST CORP	Corporate bonds	8.38%	5/1/2016		151,189
	ROCKIES EXPRESS PIPELINE LLC	Corporate bonds	5.63%	4/15/2020		285,701
	SANOFI	Corporate bonds	1.2%	9/30/2014		223,723
	SANTANDER CONSUMER AC 11-WO A2	Corporate bonds	0.91%	11/15/2013		596,348
	SANTANDER CONSUMER ACQ 11-WO B	Corporate bonds	2.32%	4/15/2015		513,343
	SANTANDER CONSUMER ACQUS1A B	Corporate bonds	1.66%	8/15/2016		343,501
	SLM CORP	Corporate bonds	0.72%	1/27/2014		144,638
	SOUTHWESTERN ENERGY CO	Corporate bonds	7.5%	2/1/2018		575,097
	SVENSKA HANDELSBANKEN AB	Corporate bonds	2.88%	9/14/2012		176,655
	SVENSKA HANDELSBANKEN AB	Corporate bonds	2.875%	9/14/2012		777,282

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SWEDBANK HYPOTEK AB	Corporate bonds	2.95%	3/28/2016		758,594
	TAMPA ELECTRIC CO	Corporate bonds	5.4%	5/15/2021		175,547
	TCI COMMUNICATIONS INC	Corporate bonds	7.125%	2/15/2028		140,887
	TECK RESOURCES LTD	Corporate bonds	4.5%	1/15/2021		234,964
	TELEFONICA EMISIONES SAU	Corporate bonds	2.582%	4/26/2013		602,067
	TEMASEK FINL 144A	Corporate bonds	4.5%	9/21/2015		256,910
	TESCO PLC	Corporate bonds	2%	12/5/2014		282,925
	TEVA PHARM FIN IV BV	Corporate bonds	3.65%	11/10/2021		417,025
	TEVA PHARMA FIN IV LLC	Corporate bonds	1.70%	11/10/2014		685,257
	TEXAS INSTRUMENTS INC	Corporate bonds	1.375%	5/15/2014		961,824
	TOLEDO EDISON CO/THE	Corporate bonds	6.15%	5/15/2037		210,476
	TORONTO-DOMINION BANK/THE	Corporate bonds	2.20%	7/29/2015		1,198,027
	TOTAL CAPITAL CANADA LTD	Corporate bonds	1.625%	1/28/2014		2,034
	TRANSOCEAN INC	Corporate bonds	6.38%	12/15/2021		286,978
	UNITEDHEALTH GROUP INC	Corporate bonds	3.375%	11/15/2021		82,739
	VERIZON COMMUNICATIONS	Corporate bonds	4.75%	11/1/2041		333,632
	VERIZON COMMUNICATIONS INC	Corporate bonds	5.25%	4/15/2013		823,082
	VERIZON COMMUNICATIONS INC	Corporate bonds	6.40%	2/15/2038		95,205

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	VERIZON MARYLAND INC	Corporate bonds	5.125%	6/15/2033		94,085
	VIRGIN MEDIA SECURED FINANCE P	Corporate bonds	6.5%	1/15/2018		37,187
	VODAFONE GROUP PLC	Corporate bonds	0.792%	2/27/2012		385,039
	VODAFONE GROUP PLC	Corporate bonds	4.15%	6/10/2014		795,236
	VOLKSWAGEN INTERNATIONAL FINAN	Corporate bonds	1.875%	4/1/2014		651,601
	WEA FIN LLC/WCI FIN LLC 144A	Corporate bonds	5.70%	10/1/2016		208,845
	WEA FINANCE LLC	Corporate bonds	4.625%	5/10/2021		318,985
	WEA FINANCE LLC / WT FINANCE A	Corporate bonds	7.5%	6/2/2014		405,610
	WYNDHAM WORLDWIDE CORP	Corporate bonds	6.00%	12/1/2016		296,560
	XYLEM INC	Corporate bonds	3.55%	9/20/2016		369,156
					Total Corporate Bonds	78,857,947

	FEDERAL HOME LN BK CONS BD	U.S. Government Agencies	5.38%	6/13/2014		424,174
	FEDERAL HOME LN BK CONS BD	U.S. Government Agencies	5.25%	9/12/2014		426,319
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	5.25%	8/1/2012		940,305
	FEDERAL HOME LN BK CONS BD	U.S. Government Agencies	5.63%	6/13/2016		311,709
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	3.53%	9/30/2019		3,691,307
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	—%	10/9/2019		1,045,657

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
					Total U.S. Government Agencies	6,839,471

	CALIFORNIA ST	State and local obligations	5.10%	8/1/2014		504,274
	CALIFORNIA ST	State and local obligations	3.95%	11/1/2015		142,039
	CALIFORNIA ST	State and local obligations	5.65%	4/1/2039		104,920
	ILLINOIS ST	State and local obligations	2.77%	1/1/2012		870,000
	MUNICIPAL ELEC AUTH GA	State and local obligations	7.06%	4/1/2057		152,586
					Total State and Local Obligations	1,773,819

	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	4.00%	1/1/2042		419,500
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	4.50%	1/1/2042		(529,766)
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	5.00%	1/1/2042		322,359
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	5.50%	1/1/2042		217,000
	COMMIT TO PUR FHLMC GOLD SFM	Agency mortgage backed securities	5.5%	1/1/2027		(108,156)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.00%	2/1/2027		7,000,812
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.00%	1/1/2027		2,636,328
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.50%	1/1/2027		(639,563)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.50%	1/1/2042		5,745,938

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.00%	2/1/2042		(3,126,563)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	4.00%	2/1/2042		(628,688)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.00%	2/1/2027		823,625
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.50%	1/1/2027		1,150,188
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.00%	1/1/2027		(967,781)
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	6.00%	2/1/2042		4,944,375
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.50%	1/1/2027		216,938
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	5.5%	1/1/2042		435,562
	COMMIT TO PUR FNMA SF MTG	Agency mortgage backed securities	3.5%	2/1/2042		(7,487,063)
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	5%	1/20/2042		1,879,562
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	4.50%	1/20/2042		2,831,562
	COMMIT TO PUR GNMA II JUMBOS	Agency mortgage backed securities	4.00%	1/20/2042		748,672
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	4.00%	1/15/2042		643,594
	COMMIT TO PUR GNMA SF MTG	Agency mortgage backed securities	5.00%	1/15/2042		996,891
	FHLMC POOL #A7-1746	Agency mortgage backed securities	5.50%	1/1/2038		718,996
	FHLMC POOL #A8-1740	Agency mortgage backed securities	5.50%	9/1/2038		599,263
	FHLMC POOL #E0-0627	Agency mortgage backed securities	5.50%	2/1/2014		17,247
	FHLMC POOL #E0-1216	Agency mortgage backed securities	5.50%	10/1/2017		100,887

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #E8-8978	Agency mortgage backed securities	5.50%	4/1/2017		25,117
	FHLMC POOL #E9-1860	Agency mortgage backed securities	5.50%	10/1/2017		19,747
	FHLMC POOL #G0-4913	Agency mortgage backed securities	5.00%	3/1/2038		625,879
	FHLMC POOL #G0-5132	Agency mortgage backed securities	5.00%	12/1/2038		1,946,081
	FHLMC POOL #G0-5205	Agency mortgage backed securities	5.00%	1/1/2039		290,548
	FHLMC POOL #G0-6817	Agency mortgage backed securities	5.50%	5/1/2040		842,181
	FHLMC POOL #G0-8368	Agency mortgage backed securities	4.50%	10/1/2039		1,351,523
	FHLMC POOL #G0-8372	Agency mortgage backed securities	4.50%	11/1/2039		2,035,014
	FHLMC POOL #G1-4010	Agency mortgage backed securities	5.50%	5/1/2022		1,607,302
	FHLMC POOL #J0-0252	Agency mortgage backed securities	5.50%	10/1/2020		65,691
	FHLMC POOL #J0-0813	Agency mortgage backed securities	5.00%	12/1/2020		40,429
	FHLMC POOL #J0-2895	Agency mortgage backed securities	5.50%	6/1/2021		198,117
	FHLMC POOL #J0-3285	Agency mortgage backed securities	5.00%	8/1/2021		52,255
	FHLMC POOL #J0-3286	Agency mortgage backed securities	5.00%	9/1/2021		416,418
	FHLMC POOL #J0-5930	Agency mortgage backed securities	5.50%	3/1/2021		10,225
	FHLMC POOL #Q0-2663	Agency mortgage backed securities	4.50%	8/1/2041		312,269
	FHLMC POOL #Q0-2776	Agency mortgage backed securities	4.50%	8/1/2041		54,997
	FHLMC MULTICLASS CTFS 2890 KC	Agency mortgage backed securities	4.50%	2/15/2019		325,199

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC MULTICLASS MTG	Agency mortgage backed securities	5.50%	6/15/2015		623,468
	FHLMC MULTICLASS MTG	Agency mortgage backed securities	5.50%	1/15/2031		81,136
	FHLMC MULTICLASS MTG 3824 FA	Agency mortgage backed securities	0.43%	3/15/2026		1,972,455
	FHLMC MULTICLASS MTG 3959 MA	Agency mortgage backed securities	4.50%	11/15/2041		831,875
	FNMA POOL #0254548	Agency mortgage backed securities	5.50%	12/1/2032		775,686
	FNMA POOL #0255316	Agency mortgage backed securities	5.00%	7/1/2019		105,932
	FNMA POOL #0555424	Agency mortgage backed securities	5.50%	5/1/2033		624,182
	FNMA POOL #0555457	Agency mortgage backed securities	5.00%	5/1/2018		800,219
	FNMA POOL #0555591	Agency mortgage backed securities	5.50%	7/1/2033		255,395
	FNMA POOL #0676654	Agency mortgage backed securities	5.50%	1/1/2033		893,547
	FNMA POOL #0676661	Agency mortgage backed securities	5.50%	1/1/2033		540,206
	FNMA POOL #0735288	Agency mortgage backed securities	5.00%	3/1/2035		3,353,109
	FNMA POOL #0735893	Agency mortgage backed securities	5.00%	10/1/2035		1,069,274
	FNMA POOL #0735925	Agency mortgage backed securities	5.00%	10/1/2035		309,730
	FNMA POOL #0735989	Agency mortgage backed securities	5.50%	2/1/2035		25,042
	FNMA POOL #0845326	Agency mortgage backed securities	6.00%	12/1/2035		14,763
	FNMA POOL #0888250	Agency mortgage backed securities	5.50%	1/1/2021		212,649
	FNMA POOL #0888601	Agency mortgage backed securities	5.50%	6/1/2020		450,264

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0889984	Agency mortgage backed securities	6.50%	10/1/2038		457,734
	FNMA POOL #0987325	Agency mortgage backed securities	5.57%	9/1/2038		233,461
	FNMA POOL #0995113	Agency mortgage backed securities	5.50%	9/1/2036		1,094,870
	FNMA POOL #0995320	Agency mortgage backed securities	4.50%	12/1/2020		716,273
	FNMA POOL #0995324	Agency mortgage backed securities	5.00%	12/1/2020		1,066,512
	FNMA POOL #0AB3934	Agency mortgage backed securities	3.50%	11/1/2041		307,005
	FNMA POOL #0AB4104	Agency mortgage backed securities	3.50%	12/1/2041		6,372,705
	FNMA POOL #0AD0454	Agency mortgage backed securities	5.00%	11/1/2021		411,265
	FNMA POOL #0AD7595	Agency mortgage backed securities	5.00%	7/1/2040		1,498,584
	FNMA POOL #0AE0096	Agency mortgage backed securities	5.50%	7/1/2025		861,075
	FNMA POOL #0AE0812	Agency mortgage backed securities	5%	7/1/2025		1,367,176
	FNMA POOL #0AE0919	Agency mortgage backed securities	5.00%	5/1/2021		991,400
	FNMA POOL #0AH0942	Agency mortgage backed securities	4.00%	12/1/2040		2,620,249
	FNMA POOL #0AI7782	Agency mortgage backed securities	4.50%	7/1/2041		524,692
	FNMA POOL #0AI7800	Agency mortgage backed securities	4.50%	7/1/2041		104,997
	FNMA POOL #0AI8191	Agency mortgage backed securities	4.50%	8/1/2041		448,126
	FNMA POOL #0AI8222	Agency mortgage backed securities	4.50%	8/1/2041		67,930
	FNMA POOL #0AI8804	Agency mortgage backed securities	4.50%	8/1/2041		1,787,502

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AJ4163	Agency mortgage backed securities	3.50%	11/1/2041		719,192
	FNMA POOL #0AJ5927	Agency mortgage backed securities	3.50%	11/1/2041		513,799
	FNMA POOL #0AJ5930	Agency mortgage backed securities	3.50%	12/1/2041		205,529
	FNMA POOL #0AJ6935	Agency mortgage backed securities	3.50%	11/1/2026		416,523
	FNMA POOL #0AL0058	Agency mortgage backed securities	5.00%	1/1/2018		1,600,665
	FNMA POOL #0AL0533	Agency mortgage backed securities	3.23%	7/1/2041		557,209
	FNMA POOL #0AL0583	Agency mortgage backed securities	6.50%	10/1/2039		593,626
	FNMA POOL #0AL0616	Agency mortgage backed securities	4.50%	7/1/2041		630,147
	FNMA GTD REMIC P/T	Agency mortgage backed securities	6.50%	7/25/2034		25,716
	FNMA GTD REMIC P/T 11-128 KP	Agency mortgage backed securities	4.5%	7/25/2041		586,016
	FNMA GTD REMIC P/T 2002-T6 A1	Agency mortgage backed securities	3.31%	2/25/2032		87,970
	GNMA POOL #0499416	Agency mortgage backed securities	6.00%	2/15/2029		1,833
	GNMA POOL #0590089	Agency mortgage backed securities	5.50%	7/15/2033		12,917
	GNMA POOL #0689835	Agency mortgage backed securities	6.50%	8/15/2038		103,862
	GNMA POOL #0781590	Agency mortgage backed securities	5.50%	4/15/2033		35,986
	GNMA POOL #0782510	Agency mortgage backed securities	6.50%	12/15/2038		102,312
	GNMA POOL #0782619	Agency mortgage backed securities	5.00%	4/15/2039		416,427
	GNMA GTD REMIC P/T 04-104 FJ	Agency mortgage backed securities	0.59%	9/20/2033		297,547

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA GTD REMIC P/T 06-68 B	Agency mortgage backed securities	5.16%	6/16/2031		606,723
	GNMA GTD REMIC P/T 163 MJ IO	Agency mortgage backed securities	4.00%	1/16/2038		351,741
	GNMA II POOL #0004223	Agency mortgage backed securities	6.50%	8/20/2038		123,491
	GNMA II POOL #0004292	Agency mortgage backed securities	6.50%	11/20/2038		65,750
	SBA GTD PARTN CTFS 2003-P10A 1	Agency mortgage backed securities	4.52%	2/10/2013		26,390
					Total agency mortgage backed securities	71,132,570

	ALLY AUTO RECEIVABLES TRUS 5 C	Asset and other mortgage backed securities	2.9%	5/15/2017		418,856
	AMERICREDIT AUTOMOB 2011-1 A3	Asset and other mortgage backed securities	1.39%	9/8/2015		259,841
	AMERICREDIT AUTOMOBILE RE 2 A2	Asset and other mortgage backed securities	0.9%	9/8/2014		869,836
	AMERICREDIT AUTOMOBILE RE B A3	Asset and other mortgage backed securities	2.49%	11/6/2017		549,206
	AMERIQUEST MORTGAGE SEC R11 A1	Asset and other mortgage backed securities	0.596%	11/25/2034		110,066
	ARKLE 2010-1A 2A	Asset and other mortgage backed securities	1.616%	5/17/2060		769,311
	ARKLE 2010-1A 2A	Asset and other mortgage backed securities	1.616%	5/17/2060		943,027
	ARKLE MASTER ISSUE 2A 1A1 144A	Asset and other mortgage backed securities	1.866%	5/17/2060		763,139
	ARRAN RESIDENTIAL 1A A1C 144A	Asset and other mortgage backed securities	1.679%	11/19/2047		641,147
	ARRAN RESIDENTIAL MORT 1A-A1C	Asset and other mortgage backed securities	1.661%	5/16/2047		500,012
	ARRAN RESIDENTIAL MORT 1A-A1C	Asset and other mortgage backed securities	1.661%	5/16/2047		496,766

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ARRAN RESIDENTL 03-A A2B 144A	Asset and other mortgage backed securities	0.615%	9/16/2056		532,621
	BAAT 2009-1A A3	Asset and other mortgage backed securities	2.67%	7/15/2013		73,124
	BANC OF AMERICA COMMERC PB2 A4	Asset and other mortgage backed securities	6.186%	6/11/2035		50,594
	BANC OF AMERICA COMMERCIA 1 A1	Asset and other mortgage backed securities	3.88%	9/11/2036		56,379
	BANC OF AMERICA COMMERCIA 1 A3	Asset and other mortgage backed securities	5.449%	1/15/2049		773,420
	BANC OF AMERICA COMMERCIA 1 A4	Asset and other mortgage backed securities	4.76%	11/10/2039		719,176
	BANC OF AMERICA COMMERCIA 4 AM	Asset and other mortgage backed securities	5.675%	8/10/2016		231,003
	BEAR STEARNS ADJUSTABLE R 7 4A	Asset and other mortgage backed securities	2.776%	10/25/2034		197,645
	BEAR STEARNS ALT-A TRUST 13 A1	Asset and other mortgage backed securities	1.034%	11/25/2034		134,610
	CENTERPOINT ENERGY TRANSI A A2	Asset and other mortgage backed securities	4.97%	8/1/2014		290,945
	CHRYSLER FINANCIAL AUTO S A A3	Asset and other mortgage backed securities	2.82%	1/15/2016		236,722
	CITIBANK OMNI MASTER T A17 A17	Asset and other mortgage backed securities	4.9%	11/15/2018		826,601
	CITIBANK OMNI MASTER TRU A8 A8	Asset and other mortgage backed securities	2.378%	5/16/2016		1,197,309
	CITIGROUP/DEUTSCHE BAN CD4 A2B	Asset and other mortgage backed securities	5.205%	12/11/2049		170,418
	CITIGROUP/DEUTSCHE BANK CD4 A4	Asset and other mortgage backed securities	5.32%	12/11/2049		59,662
	COMMERCIAL MORTGAGE PASS C6 A2	Asset and other mortgage backed securities	5.00%	6/10/2044		102,154
	COUNTRYWIDE ALTERNATIV OA21 A1	Asset and other mortgage backed securities	0.475%	3/20/2047		140,967
	COUNTRYWIDE ASSET-BACKE 12 2A1	Asset and other mortgage backed securities	0.644%	5/25/2029		93,277

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	COUNTRYWIDE ASSET-BACKED 6 2A1	Asset and other mortgage backed securities	0.394%	9/25/2037		157,841
	CREDIT ACCEPTANCE AUT 1 A 144A	Asset and other mortgage backed securities	2.61%	3/15/2019		393,209
	CREDIT ACCEPTANCE AUTO LOA 1 A	Asset and other mortgage backed securities	2.06%	4/16/2018		667,555
	CREDIT SUISSE FIRST BO CKN2 A3	Asset and other mortgage backed securities	6.133%	4/15/2037		316,699
	CREDIT SUISSE FIRST BO CKS4 A2	Asset and other mortgage backed securities	5.183%	11/15/2036		826,626
	CREDIT SUISSE FIRST BO CKS4 A2	Asset and other mortgage backed securities	5.183%	11/15/2036		442,245
	CREDIT SUISSE FIRST BOS CP3 A3	Asset and other mortgage backed securities	5.603%	7/15/2035		446,409
	CREDIT SUISSE FIRST BOST C5 A3	Asset and other mortgage backed securities	4.429%	12/15/2036		45,995
	CREDIT SUISSE MORTGAGE C 8 3A1	Asset and other mortgage backed securities	6%	10/25/2021		73,253
	DBUBS MORTGAGE TRUST LC1A A2	Asset and other mortgage backed securities	4.528%	11/10/2046		641,600
	DEUTSCHE ALT-A SECURITI OA1 A1	Asset and other mortgage backed securities	0.494%	2/25/2047		17,387
	DT AUTO OWNER TRUST 2A B 144A	Asset and other mortgage backed securities	2.12%	3/15/2013		449,545
	EXTENDED STAY AMER ESHA A 144A	Asset and other mortgage backed securities	2.951%	11/5/2027		1,261,611
	EXTENDED STAY AMER ESHA A 144A	Asset and other mortgage backed securities	2.951%	11/5/2027		515,444
	GMAC COMMERCIAL MORTGAGE C2 A2	Asset and other mortgage backed securities	6.7%	4/15/2034		41,855
	GREENWICH CAPITAL COMME GG3 A2	Asset and other mortgage backed securities	4.305%	8/10/2042		298,945
	GREENWICH CAPITAL COMME GG7 AJ	Asset and other mortgage backed securities	5.882%	7/10/2038		49,000
	GS MORTGAGE SECURITIES GG10 A4	Asset and other mortgage backed securities	5.79%	8/10/2045		834,477

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GS MTG SECS SER 00-1 A 144A	Asset and other mortgage backed securities	0.985%	3/20/2023		83,974
	GSR MORTGAGE LOAN TRUST 9 4A1	Asset and other mortgage backed securities	2.772%	8/25/2034		227,074
	HARBORVIEW MORTGAGE LOA 9 2A1A	Asset and other mortgage backed securities	0.495%	10/19/2036		442,397
	HARBORVIEW MORTGAGE LOA 9 2A1A	Asset and other mortgage backed securities	0.495%	10/19/2036		103,687
	HARLEY-DAVIDSON MOTORCYCL 3 A3	Asset and other mortgage backed securities	1.74%	4/15/2017		254,312
	HOLMES MASTER ISSUER PLC 2A 4A	Asset and other mortgage backed securities	0.503%	7/15/2020		886,766
	HOME EQUITY ASSET TRUST 2 2A1	Asset and other mortgage backed securities	0.404%	7/25/2037		130,888
	IFC SBA LN BACKED 97-1 A 144A	Asset and other mortgage backed securities	1.25%	1/15/2024		72,153
	JP MORGAN CHASE PLSD A2 144A	Asset and other mortgage backed securities	3.364%	11/13/2016		303,024
	JP MORGAN CHASE COMMER CB16 AJ	Asset and other mortgage backed securities	5.62%	5/12/2045		98,824
	JP MORGAN CHASE COMMERCIAL MOR	Asset and other mortgage backed securities	4.07%	11/15/2043		482,722
	LB-UBS COMMERCIAL MORTGA C6 AM	Asset and other mortgage backed securities	6.11%	7/15/2040		121,866
	LB-UBS COMMERCIAL MORTGA C7 A3	Asset and other mortgage backed securities	5.347%	11/15/2038		556,868
	LB-UBS COMMERCIAL MORTGA C7 AM	Asset and other mortgage backed securities	5.378%	11/15/2038		212,771
	MASTR ALTERNATIVE LOANS 4 1A1	Asset and other mortgage backed securities	5.5%	5/25/2034		104,468
	MERRILL LYNCH MORTGAGE C1 ASB	Asset and other mortgage backed securities	5.834%	6/12/2050		1,094,452
	MERRILL LYNCH MORTGAGE KEY1 A4	Asset and other mortgage backed securities	5.236%	11/12/2035		685,554
	MERRILL LYNCH/COUNTRYWIDE 4 AM	Asset and other mortgage backed securities	5.204%	12/12/2049		168,867

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MORGAN STANLEY CAPITAL HQ13 A1	Asset and other mortgage backed securities	5.357%	12/15/2044		331,647
	MORGAN STANLEY CAPITAL HQ4 A7	Asset and other mortgage backed securities	4.97%	4/14/2040		454,025
	MORGAN STANLEY DEAN WITT HQ A3	Asset and other mortgage backed securities	6.51%	4/15/2034		149,338
	MORGAN STANLEY REREMIC TR IO A	Asset and other mortgage backed securities	2.5%	2/23/2051		476,310
	NELNET STUDENT LOAN TRUST 1 A4	Asset and other mortgage backed securities	0.488%	10/26/2020		1,032,223
	OPTION ONE MORTGAGE LOAN 3 2A1	Asset and other mortgage backed securities	0.404%	4/25/2037		91,572
	PERMANENT MASTER ISSUER P 1 5A	Asset and other mortgage backed securities	0.513%	7/15/2033		425,184
	PG&E ENERGY RECOVERY FUND 1 A4	Asset and other mortgage backed securities	4.37%	6/25/2014		206,423
	RBSCF 2009-RR2 WBB	Asset and other mortgage backed securities	5.90%	2/16/2051		108,546
	RESIDENTIAL FUNDING MORT S3 A1	Asset and other mortgage backed securities	4.75%	3/25/2020		491,182
	SANTANDER CONSUMER ACQUIS1A C	Asset and other mortgage backed securities	2.01%	8/15/2016		359,066
	SANTANDER CONSUMER ACQUS1A B	Asset and other mortgage backed securities	1.66%	8/15/2016		402,725
	SANTANDER DRIVE 11-S2A B 144A	Asset and other mortgage backed securities	2.06%	6/15/2017		160,200
	SANTANDER DRIVE 11-S2A B 144A	Asset and other mortgage backed securities	2.06%	6/15/2017		262,728
	SANTANDER DRIVE 11-S2A C 144A	Asset and other mortgage backed securities	2.86%	6/15/2017		162,249
	SANTANDER DRIVE AUTO B A2 144A	Asset and other mortgage backed securities	1.01%	7/15/2013		217,327
	SANTANDER DRIVE AUTO B A2 144A	Asset and other mortgage backed securities	1.01%	7/15/2013		492,312
	SANTANDER DRIVE AUTO REC S1A C	Asset and other mortgage backed securities	1.89%	5/15/2017		284,189

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SANTANDER DRIVE AUTO REC S1A C	Asset and other mortgage backed securities	1.89%	5/15/2017		504,581
	SANTANDER DRIVE AUTO RECE 2 A2	Asset and other mortgage backed securities	0.95%	8/15/2013		307,347
	SANTANDER DRIVE AUTO RECE 4 A2	Asset and other mortgage backed securities	1.37%	3/16/2015		554,647
	SANTANDER DRIVE AUTO RECEI 3 C	Asset and other mortgage backed securities	3.09%	5/15/2017		726,310
	SBA TOWER TRUST	Asset and other mortgage backed securities	4.254%	4/15/2015		241,588
	SBA TOWER TRUST	Asset and other mortgage backed securities	4.254%	4/15/2015		282,709
	SDART 2010-A A2	Asset and other mortgage backed securities	1.37%	8/15/2013		312,439
	SDART 2010-A A3	Asset and other mortgage backed securities	1.83%	11/17/2014		100,407
	SDART 2010-A A4	Asset and other mortgage backed securities	2.39%	6/15/2017		583,740
	SLC STUDENT LOAN TRUST A A4	Asset and other mortgage backed securities	0.523%	1/15/2019		322,973
	SLM STUDENT LOAN TRUST 5 A2	Asset and other mortgage backed securities	1.518%	10/25/2016		1,614,649
	SLM STUDENT LOAN TRUST 5 A3	Asset and other mortgage backed securities	1.72%	1/25/2018		1,701,167
	SLM STUDENT LOAN TRUST 5 A4	Asset and other mortgage backed securities	2.12%	7/25/2023		1,344,419
	SLM STUDENT LOAN TRUST A A3	Asset and other mortgage backed securities	0.946%	6/15/2033		427,594
	SLM STUDENT LOAN TRUST B A2	Asset and other mortgage backed securities	0.746%	6/15/2021		592,561
	SLMA 2010-C A1	Asset and other mortgage backed securities	1.928%	12/15/2017		356,999
	STEELRIVER TRANSMISSION CO LLC	Asset and other mortgage backed securities	4.71%	6/30/2017		315,090
	STRUCTURED ADJUSTABLE RA 13 A2	Asset and other mortgage backed securities	0.594%	9/25/2034		58,044

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	STRUCTURED ASSET REC 03-2 144A	Asset and other mortgage backed securities	0.92%	1/21/2011		413
	STRUCTURED ASSET SECURITI 144A	Asset and other mortgage backed securities	3.357%	1/25/2031		128,945
	THORNBURG MORTGAGE SECUR 1 A3A	Asset and other mortgage backed securities	0.357%	3/25/2037		284,066
	TXU ELECTRIC DELIVERY TRA 1 A2	Asset and other mortgage backed securities	4.81%	11/17/2014		281,844
	WACHOVIA BANK COMMERCI C20 APB	Asset and other mortgage backed securities	5.09%	7/15/2042		965,738
	WACHOVIA BANK COMMERCIA C33 A4	Asset and other mortgage backed securities	5.899%	2/15/2051		297,751
	WACHOVIA BANK COMMERCIAL C1 A4	Asset and other mortgage backed securities	6.29%	4/15/2034		759,226
	WACHOVIA BANK COMMERCIAL C6 A4	Asset and other mortgage backed securities	5.125%	8/15/2035		521,042
					Total Asset Backed Securities	45,411,732

	PROVINCE OF ONTARIO CANADA	Non U.S. Government	4.10%	6/16/2014		505,031
	PROVINCE OF ONTARIO CANADA	Non U.S. Government	1.38%	1/27/2014		414,293
	PROVINCE OF ONTARIO CANADA	Non U.S. Government	0.94%	5/22/2012		746,124
	ISRAEL ST AID	Non U.S. Government	5.50%	9/18/2033		198,512
	ISRAEL ST AID	Non U.S. Government	5.50%	4/26/2024		448,957
	REPUBLIC OF ITALY	Non U.S. Government	6.88%	9/27/2023		126,205
					Total Other Bonds	2,439,122

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value		(d) Cost	(e) Current Value
	CDS SP KMP	Credit Default Swap	9/20/2016		(62,370)
	CDS_SP AVIYA LIFE INSURANCE	Credit Default Swap	5/25/2012		(3,343)
	US 10YR TREAS NTS FUT MAR 12	Futures	1/27/2012		4,297
	US 10YR TREAS NTS FUT MAR 12	Futures	1/27/2012		1,547
	US 10YR TREAS NTS FUTURE (CBT)	Futures	3/21/2012		140,285
	US 2YR TREAS NTS FUT (CBT)	Futures	3/30/2012		12,020
	US 2YR TREAS NTS FUT (CBT)	Futures	3/30/2012		1,078
	US 5YR TREAS NTS FUTURE (CBT)	Futures	3/30/2012		(29,141)
	US 5YR TREAS NTS FUTURE (CBT)	Futures	3/30/2012		2,924
	US TREAS BD FUTURE (CBT)	Futures	3/21/2012		(66,013)
	US ULTRA BOND (CBT)	Futures	3/21/2012		(9,422)
	IRS P-USD-LIBOR-BBA 3M R 2.25%	Interest Rate Swap	8/13/2016		51,757
	IRS R US0003M P 2.7275%	Interest Rate Swap	9/10/2014		(259,371)
	IRS R US0003M P 2.845%	Interest Rate Swap	7/6/2014		(62,566)
	IRS R US0003M P 2.963%	Interest Rate Swap	10/14/2041		(30,237)
	IRS R USD-LIBOR 3M P 4.2724%	Interest Rate Swap	4/19/2041		(104,862)
	IRS R USD-LIBOR-BBA 3M P 2.09%	Interest Rate Swap	10/26/2015		(105,737)
	IRS R USD-LIBOR-BBA 3M P 3.25%	Interest Rate Swap	8/11/2014		82,833

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value		(d) Cost	(e) Current Value
	IRS R USD-LIBOR-BBA 3M P 3.62%	Interest Rate Swap	4/8/2021		(14,473)
	IRS_P US0003M R 0.73375%	Interest Rate Swap	12/22/2013		1,924
	IRS_P US0003M R 0.7425%	Interest Rate Swap	12/22/2013		3,707
	IRS_P US0003M R 0.799%	Interest Rate Swap	11/30/2013		11,709
	IRS_P US0003M R 0.80375%	Interest Rate Swap	11/30/2013		12,430
	IRS_R US0003M P 2.0525%	Interest Rate Swap	10/6/2021		(3,279)
	IRS_R US0003M P 2.24375%	Interest Rate Swap	12/5/2021		(75,652)
	IRS_R US0003M P 2.427%	Interest Rate Swap	10/18/2021		(109,317)
	IRS_R US0003M P 2.7% 01/31/22	Interest Rate Swap	1/27/2012		231
				Total Derivatives	(609,041)

	ABB LTD	Common Stock			1,140,834
	ADIDAS AG	Common Stock			342,112
	ADVANTEST CORP	Common Stock			154,198
	AEGON NV	Common Stock			246,221
	AEON CO LTD	Common Stock			919,968
	AGEAS	Common Stock			252,341
	AIR LIQUIDE SA	Common Stock			683,708

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	AJINOMOTO CO INC	Common Stock		516,000
	AKZO NOBEL NV	Common Stock		241,935
	ALCATEL-LUCENT/FRANCE	Common Stock		154,284
	ALL NIPPON AIRWAYS CO LTD	Common Stock		384,930
	ALLIANZ SE	Common Stock		1,287,977
	ALUMINA LTD	Common Stock		215,513
	AMCOR LTD/AUSTRALIA	Common Stock		586,844
	ANGLO AMERICAN PLC	Common Stock		987,414
	ARCELORMITTAL	Common Stock		284,382
	ASAHI GLASS CO LTD	Common Stock		396,480
	ASAHI KASEI CORP	Common Stock		439,825
	ASTRAZENECA PLC	Common Stock		1,078,557
	ATLAS COPCO AB	Common Stock		584,277
	ATLAS COPCO AB	Common Stock		455,349
	AUSTRALIA & NEW ZEALAND BANKIN	Common Stock		1,374,120
	AXA SA	Common Stock		688,602
	BAE SYSTEMS PLC	Common Stock		21,634
	BANCO BILBAO VIZCAYA ARGENTARI	Common Stock		721,911

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	BANCO SANTANDER SA	Common Stock		1,212,404
	BANK OF YOKOHAMA LTD/THE	Common Stock		350,090
	BARCLAYS PLC	Common Stock		689,348
	BASF SE	Common Stock		1,396,413
	BAYER AG	Common Stock		1,132,641
	BG GROUP PLC	Common Stock		1,522,931
	BHP BILLITON LTD	Common Stock		2,636,830
	BHP BILLITON PLC	Common Stock		1,379,464
	BNP PARIBAS	Common Stock		1,035,555
	BORAL LTD	Common Stock		302,846
	BP PLC	Common Stock		2,435,881
	BRIDGESTONE CORP	Common Stock		517,500
	BRITISH AMERICAN TOBACCO PLC	Common Stock		1,840,672
	BRITISH LAND CO PLC	Common Stock		245,467
	BRITISH SKY BROADCASTING GROUP	Common Stock		323,824
	BT GROUP PLC	Common Stock		686,996
	BUNZL PLC	Common Stock		32,198
	CAIRN ENERGY PLC	Common Stock		474,799

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	CANON INC	Common Stock		1,259,544
	CAP GEMINI SA	Common Stock		71,481
	CAPITALAND LTD	Common Stock		201,572
	CARNIVAL PLC	Common Stock		223,595
	CENTRICA PLC	Common Stock		600,873
	CHEUNG KONG HOLDINGS LTD	Common Stock		392,721
	CIE GENERALE D'OPTIQUE ESSILOR	Common Stock		581,517
	CITY DEVELOPMENTS LTD	Common Stock		475,983
	CLP HOLDINGS LTD	Common Stock		442,010
	COCA COLA HELLENIC BOTTLING CO	Common Stock		186,418
	COCA-COLA AMATIL LTD	Common Stock		843,380
	COMMERZBANK AG	Common Stock		80,866
	COMMONWEALTH BANK OF AUST 144A	Common Stock		1,438,119
	COMPASS GROUP PLC	Common Stock		464,292
	COMPUTERSHARE LTD	Common Stock		372,914
	CREDIT AGRICOLE SA	Common Stock		171,661
	CREDIT SUISSE GROUP AG	Common Stock		629,358
	CRH PLC	Common Stock		48,341

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	DAI NIPPON PRINTING CO LTD	Common Stock		179,740
	DAIMLER AG ORD	Common Stock		1,183,299
	DAIWA HOUSE INDUSTRY CO LTD	Common Stock		579,719
	DAIWA SECURITIES GROUP INC	Common Stock		219,800
	DANONE	Common Stock		818,642
	DANSKE BANK A/S	Common Stock		232,470
	DASSAULT SYSTEMES SA	Common Stock		453,834
	DELHAIZE GROUP SA	Common Stock		740,382
	DENSO CORP	Common Stock		437,440
	DEUTSCHE BANK AG NAMEN-AKT REG	Common Stock		963,651
	DEUTSCHE LUFTHANSA AG	Common Stock		322,183
	DEUTSCHE TELEKOM AG	Common Stock		746,540
	DIAGEO PLC	Common Stock		990,032
	E.ON AG	Common Stock		694,063
	EDP - ENERGIAS DE PORTUGAL SA	Common Stock		254,709
	EISAI CO LTD	Common Stock		1,078,130
	ELAN CORP PLC	Common Stock		564,274
	ELECTROLUX AB	Common Stock		498,597

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	ENEL SPA	Common Stock		632,824
	ENI SPA	Common Stock		1,039,674
	ERSTE GROUP BANK AG	Common Stock		147,915
	EUROPEAN AERONAUTIC DEFENCE AN	Common Stock		287,498
	EXPERIAN PLC	Common Stock		509,133
	FIAT SPA	Common Stock		164,308
	FIRST PACIFIC CO LTD/HONG KONG	Common Stock		15,390
	FRANCE TELECOM SA	Common Stock		331,992
	FRESENIUS MEDICAL CARE AG & CO	Common Stock		402,917
	FUJI HEAVY INDUSTRIES LTD	Common Stock		294,980
	FUJIFILM HOLDINGS CORP	Common Stock		286,098
	FUJITSU LTD	Common Stock		305,030
	FURUKAWA ELECTRIC CO LTD	Common Stock		30,159
	GDF SUEZ	Common Stock		642,516
	GLAXOSMITHKLINE PLC	Common Stock		1,996,313
	HACHIJUNI BANK LTD/THE	Common Stock		323,760
	HANG SENG BANK LTD	Common Stock		271,400
	HANNOVER RUECKVERSICHERUNG AG	Common Stock		713,575

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	HEINEKEN NV	Common Stock		227,007
	HELLENIC TELECOMMUNICATIONS OR	Common Stock		48,487
	HENKEL AG & CO KGAA	Common Stock		505,091
	HENNES & MAURITZ AB	Common Stock		782,852
	HINO MOTORS LTD	Common Stock		249,038
	HITACHI LTD	Common Stock		443,190
	HONDA MOTOR CO LTD	Common Stock		1,035,645
	HONG KONG & CHINA GAS CO LTD	Common Stock		526,711
	HOPEWELL HOLDINGS LTD	Common Stock		31,500
	HOYA CORP	Common Stock		237,380
	HSBC HOLDINGS PLC	Common Stock		2,360,676
	HUTCHISON WHAMPOA LTD	Common Stock		342,825
	HYSAN DEVELOPMENT CO LTD	Common Stock		452,504
	IBERDROLA SA	Common Stock		1,077,463
	ICAP PLC	Common Stock		277,384
	IMPERIAL TOBACCO GROUP PLC	Common Stock		760,934
	ING GROEP NV	Common Stock		634,394
	INTERCONTINENTAL HOTELS GROUP	Common Stock		401,789

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	INTERNATIONAL CONS-SPONS ADR	Common Stock		198,080
	INTERNATIONAL POWER PLC	Common Stock		381,791
	INTESA SANPAOLO SPA	Common Stock		805,170
	INVENSYS PLC	Common Stock		168,564
	ISUZU MOTORS LTD	Common Stock		439,563
	ITOCHU CORP	Common Stock		614,270
	J SAINSBURY PLC	Common Stock		282,436
	JAMES HARDIE INDUSTRIES SE	Common Stock		616,752
	JOHNSON MATTHEY PLC	Common Stock		275,802
	KAJIMA CORP	Common Stock		254,588
	KAO CORP	Common Stock		284,621
	KAWASAKI HEAVY INDUSTRIES LTD	Common Stock		291,160
	KEPPEL CORP LTD	Common Stock		510,191
	KINGFISHER PLC	Common Stock		538,077
	KIRIN HOLDINGS CO LTD	Common Stock		312,000
	KOBE STEEL LTD	Common Stock		297,920
	KOMATSU LTD	Common Stock		521,435
	KONAMI CORP	Common Stock		248,585

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	KONINKLIJKE AHOLD NV	Common Stock		417,555
	KONINKLIJKE DSM NV	Common Stock		123,053
	KONINKLIJKE KPN NV	Common Stock		355,216
	KONINKLIJKE PHILIPS ELECTRONIC	Common Stock		319,739
	KUBOTA CORP	Common Stock		381,729
	KYOCERA CORP	Common Stock		351,164
	LAFARGE SA	Common Stock		133,941
	LEGAL & GENERAL GROUP PLC	Common Stock		493,425
	LEND LEASE GROUP	Common Stock		796,822
	LLOYDS BANKING GROUP PLC	Common Stock		390,919
	LONMIN PLC	Common Stock		69,502
	L'OREAL SA	Common Stock		1,257,028
	LUXOTTICA GROUP SPA	Common Stock		262,207
	LVMH MOET HENNESSY LOUIS VUITT	Common Stock		444,514
	MAKITA CORP	Common Stock		229,685
	MAN GROUP PLC	Common Stock		140,116
	MARKS & SPENCER GROUP PLC	Common Stock		218,427
	MARUBENI CORP	Common Stock		396,218

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	MARUI GROUP CO LTD	Common Stock		621,149
	MERCK KGAA	Common Stock		330,638
	METSO OYJ	Common Stock		574,469
	MITSUBISHI CORP	Common Stock		741,295
	MITSUBISHI ELECTRIC CORP	Common Stock		526,075
	MITSUBISHI ESTATE CO LTD	Common Stock		499,120
	MITSUBISHI UFJ FINANCIAL GROUP	Common Stock		940,529
	MITSUI & CO LTD	Common Stock		526,150
	MIZUHO FINANCIAL GROUP INC	Common Stock		294,532
	MS&AD INSURANCE GROUP HOLDINGS	Common Stock		474,498
	MTR CORP	Common Stock		443,638
	NATIONAL AUSTRALIA BANK LTD	Common Stock		1,399,115
	NATIONAL BK GREECE S A	Common Stock		45,914
	NATIONAL GRID PLC	Common Stock		554,708
	NEPTUNE ORIENT LINES LTD/SINGA	Common Stock		510,913
	NESTLE SA	Common Stock		3,924,165
	NEW CHORUS - ADR	Common Stock		12
	NEWCREST MINING LTD	Common Stock		540,730

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	NICE SYSTEMS LTD	Common Stock		127,465
	NIDEC CORP	Common Stock		353,912
	NIKON CORP	Common Stock		350,864
	NINTENDO CO LTD	Common Stock		226,996
	NIPPON STEEL CORP	Common Stock		364,336
	NIPPON TELEGRAPH & TELEPHONE C	Common Stock		557,260
	NIPPON YUSEN KK	Common Stock		521,695
	NISSAN MOTOR CO LTD	Common Stock		652,526
	NISSHIN STEEL CO LTD	Common Stock		159,225
	NITTO DENKO CORP	Common Stock		355,300
	NOKIA OYJ	Common Stock		311,121
	NOMURA HOLDINGS INC	Common Stock		177,608
	NORSK HYDRO ASA	Common Stock		159,623
	NOVARTIS AG	Common Stock		2,604,722
	NOVO NORDISK A/S	Common Stock		1,536,877
	NSK LTD	Common Stock		359,100
	NTT DOCOMO INC	Common Stock		526,278
	OJI PAPER CO LTD	Common Stock		203,250

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	OLYMPUS CORP	Common Stock		267,000
	OMRON CORP	Common Stock		259,375
	OMV AG	Common Stock		352,849
	ORIX CORP	Common Stock		573,300
	ORKLA ASA	Common Stock		154,848
	PANASONIC CORP	Common Stock		267,641
	PEARSON PLC	Common Stock		442,124
	PEUGEOT SA	Common Stock		226,459
	PORTUGAL TELECOM SGPS SA	Common Stock		132,133
	POWER ASSETS HLDGS SPON ADR	Common Stock		227,334
	PRUDENTIAL PLC	Common Stock		826,316
	PUBLICIS GROUPE SA	Common Stock		665,243
	RANDGOLD RESOURCES LTD	Common Stock		44,924
	REED ELSEVIER NV	Common Stock		208,751
	REED ELSEVIER PLC	Common Stock		226,744
	REPSOL YPF SA	Common Stock		787,890
	REXAM PLC	Common Stock		179,577
	RICOH CO LTD	Common Stock		139,712

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	RIO TINTO PLC	Common Stock		1,525,130
	ROCHE HOLDING AG	Common Stock		2,402,798
	ROLLS-ROYCE HOLDINGS PLC	Common Stock		449,370
	ROYAL DUTCH SHELL PLC	Common Stock		2,585,559
	ROYAL DUTCH SHELL PLC	Common Stock		1,629,806
	RWE AG	Common Stock		377,244
	SABMILLER PLC	Common Stock		753,575
	SAGE GROUP PLC/THE	Common Stock		208,961
	SANDVIK AB	Common Stock		424,889
	SANOFI	Common Stock		1,636,992
	SAP AG	Common Stock		773,917
	SECOM CO LTD	Common Stock		363,200
	SEIKO EPSON CORP	Common Stock		195,600
	SEKISUI HOUSE LTD	Common Stock		209,040
	SGS SA	Common Stock		346,263
	SHARP CORP/JAPAN	Common Stock		226,720
	SHINSEI BANK LTD	Common Stock		205,870
	SHISEIDO CO LTD	Common Stock		309,787

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	SHIZUOKA BANK LTD/THE	Common Stock		474,331
	SIEMENS AG	Common Stock		1,668,777
	SINGAPORE TELECOMMUNICATIONS L	Common Stock		488,073
	SINO LAND CO LTD	Common Stock		276,577
	SKF AB	Common Stock		711,930
	SMITH & NEPHEW PLC	Common Stock		312,012
	SOCIETE GENERALE	Common Stock		280,566
	SODEXO	Common Stock		827,425
	SONY CORP	Common Stock		425,744
	SSE PLC SPN ADR	Common Stock		495,460
	STATOIL ASA	Common Stock		1,255,812
	STORA ENSO OYJ	Common Stock		179,738
	SUMITOMO CORP	Common Stock		445,500
	SUMITOMO ELECTRIC INDUSTRIES L	Common Stock		234,605
	SUMITOMO METAL INDUSTRIES LTD	Common Stock		380,540
	SUMITOMO MITSUI SPONSORED ADR	Common Stock		660,208
	SUMITOMO MITSUI TR SPON ADR	Common Stock		275,054
	SUN HUNG KAI PROPERTIES LTD	Common Stock		483,187

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	SVENSKA CELLULOSA AB	Common Stock		482,243
	SWIRE PACIFIC LTD	Common Stock		488,472
	SWISSCOM AG	Common Stock		264,568
	SYNGENTA AG	Common Stock		519,379
	TDK CORP	Common Stock		237,276
	TECHNIP SA	Common Stock		734,243
	TEIJIN LTD	Common Stock		335,755
	TELECOM CORP OF NEW ZEALAND LT	Common Stock		156,740
	TELECOM ITALIA SPA	Common Stock		226,888
	TELECOM ITALIA SPA	Common Stock		229,887
	TELEFONAKTIEBOLAGET LM ERICSSO	Common Stock		439,257
	TELEFONICA SA	Common Stock		1,343,777
	TELENOR ASA	Common Stock		374,115
	TELSTRA CORP LTD	Common Stock		528,584
	TESCO PLC	Common Stock		1,100,049
	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock		686,120
	TNT EXPRESS NV-ADR	Common Stock		394,135
	TOKIO MARINE HOLDINGS INC	Common Stock		750,068

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	TOKYU LAND CORP	Common Stock		113,465
	TOPPAN PRINTING CO LTD	Common Stock		257,473
	TORAY INDUSTRIES INC	Common Stock		539,250
	TOTAL SA	Common Stock		2,208,821
	TOTO LTD	Common Stock		260,780
	TOYOTA MOTOR CORP	Common Stock		1,772,284
	TREND MICRO INC	Common Stock		207,620
	UBS AG SHS NEW	Common Stock		1,090,170
	UNILEVER NV	Common Stock		1,227,009
	UNILEVER PLC	Common Stock		668,255
	UNITED OVERSEAS BANK LTD	Common Stock		534,812
	UNITED UTILITIES GROUP PLC	Common Stock		368,984
	UPM-KYMMENE OYJ	Common Stock		410,548
	VEOLIA ENVIRONNEMENT	Common Stock		194,292
	VODAFONE GROUP PLC	Common Stock		2,579,321
	VOLKSWAGEN AG	Common Stock		462,271
	VOLVO AB	Common Stock		487,464
	WESTFIELD GROUP	Common Stock		481,253

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	WESTPAC BANKING CORP	Common Stock				1,413,120
	WOLSELEY PLC-ADR	Common Stock				337,464
	WOLTERS KLUWER NV	Common Stock				154,080
	WOODSIDE PETROLEUM LTD	Common Stock				572,830
	WPP PLC	Common Stock				336,361
	YARA INTERNATIONAL ASA	Common Stock				143,061
	ZURICH FINANCIAL SERVICES AG	Common Stock				891,279
					Total Common Stock	164,412,153

	U S TREASURY NOTE	U.S. Treasuries	0.25%	10/31/2013		11,586,807
	U S TREASURY NOTE	U.S. Treasuries	0.38%	11/15/2014		14,974,353
	U S TREASURY NOTE	U.S. Treasuries	0.88%	11/30/2016		4,639,092
	U S TREASURY NOTE	U.S. Treasuries	0.13%	12/31/2013		12,967,500
	U S TREASURY BOND	U.S. Treasuries	6.50%	11/15/2026		3,170,923
	U S TREASURY BOND	U.S. Treasuries	6.63%	2/15/2027		7,501,406
	U S TREASURY BOND	U.S. Treasuries	5.25%	2/15/2029		414,469
	U S TREASURY BOND	U.S. Treasuries	4.50%	2/15/2036		1,262,793
	U S TREASURY BOND	U.S. Treasuries	4.63%	2/15/2040		296,725

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	U S TREASURY BOND	U.S. Treasuries	3.88%	8/15/2040		2,541,350
	U S TREASURY BOND	U.S. Treasuries	4.75%	2/15/2041		3,852,686
	U S TREASURY BOND	U.S. Treasuries	3.13%	11/15/2041		1,693,012
	U S TREASURY NOTE	U.S. Treasuries	2.00%	4/30/2016		533,249
	U S TREASURY NOTE	U.S. Treasuries	2.38%	6/30/2018		503,634
	U S TREASURY NOTE	U.S. Treasuries	1.00%	9/30/2016		3,303,720
	U S TREASURY NOTE	U.S. Treasuries	0.25%	10/31/2013		120,019
	U S TREASURY NOTE	U.S. Treasuries	0.38%	11/15/2014		12,367,725
	U S TREASURY NOTE	U.S. Treasuries	2.00%	11/15/2021		10,129,231
	U S TREASURY NOTE	U.S. Treasuries	1.38%	11/30/2018		1,515,192
	U S TREASURY NOTE	U.S. Treasuries	0.88%	11/30/2016		2,286,947
	US TREAS-CPI INFLATION INDEX	U.S. Treasuries	2.13%	2/15/2041		1,543,273
	US TREAS-CPI INFLATION INDEX	U.S. Treasuries	2.00%	4/15/2012		3,578,929
	US TREAS-CPI INFLATION INDEX	U.S. Treasuries	0.13%	4/15/2016		2,668,274
	US TREAS-CPI INFLATION INDEX	U.S. Treasuries	0.63%	7/15/2021		1,305,836
					Total Government Bonds	104,757,145

	Assets (Held at End of Year)					3,046,324,304

Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower,lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value

*	represents party in interest
[1]	Represents active loan for participant on Military Leave of Absence.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement and Employee Benefits Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation
MATCHED ASSET PLAN

Date: June 27, 2012	By:	/s/ Donald G. DeBuck
Donald G. DeBuck, Vice President and Controller
Member, CSC Employee Benefits Fiduciary Committee